Exhibit 1.04

CDC Games Invests in Leading Online Games Developer in Australia

CDC Games to Invest in Auran, Largest Online Games Company in Australia and Developer of
“Fury” and “Battlestar Galactica” Online Games

Beijing, March 7, 2007 — CDC Games, a business unit of CDC Corporation (NASDAQ: CHINA) and pioneer of the “free-to-play, pay-for-merchandise” model for online games in China, announced today it has signed a definitive agreement to invest in Auran, a leading developer of online games in Australia.

This is CDC Games’ latest investment as part of its previously announced establishment of CDC Games Studio, a wholly owned subsidiary of CDC Games that will have up to $100 million in investment funding. CDC Games Studio invests in strategic games development partners to accelerate the development of new and original online games for the China market along with supporting emerging games developers with the resources they need to rapidly develop innovative products for distribution in China and targeted global regions. CDC Games Studio also supports emerging game developers which may already have operations in China or are seeking to relocate or expand into China.

CDC Games will invest about (U.S.) $3 million in Auran, and in exchange for providing Auran with strategic advice, CDC Games also will obtain certain rights to receive a percentage of revenues received from Fury. With this investment, John Lee, president of CDC Games, will serve on Auran’s board of directors. Auran, one of Australia’s most experienced developers of highly successful online games, plans to launch Fury, an innovative game that blends MMORPG (massively multiplayer online role-playing game) and FPS (first person shooter) genres, later this year.

“Our investment in Auran will provide us with innovative and highly popular online games, such as Fury, for our China market that will fuel our continued strong growth,” said John Lee, president of CDC Games. “We are confident that this will be a highly successful partnership based on Auran’s extensive expertise and proven track record in developing widely popular and innovative online games for the global marketplace.”

“We are excited to have one of the most successful online games companies in China investing in Auran,” said Graham Edelsten, co-founder of Auran. “With CDC Games’ investment and their breadth of operations and expertise in China, the world’s largest online games market, we expect to see significant success for Fury and our other games in the global marketplace.”

This investment in Auran is the latest in a series of steps taken by CDC Games to deepen its games portfolio, strengthen its move into games development and expand its distribution channels and geographic reach on a global scale. Recently, CDC Games announced an agreement to form a joint venture with Abandon Mobile to distribute Freaky Creatures, the first mobile community-based game of its kind to combine user created content, strategy, simulation and popular trading card game elements, with true cross-platform gaming connectivity between mobile handsets and personal computers. CDC Games also recently announced its investment in Possibility Space, a developer of free-to-play online games. In late 2006, CDC Games announced its investment in Gorilla Banana, an online games developer from Korea.

About CDC Corporation

The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Mobile focused on mobile applications, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

About CDC Games

CDC Games is one of the market leaders of online and mobile games in China with over 45 million registered users. The company pioneered the “free-to-play, pay-for-merchandise” online games model in China with Yulgang, which has received the “Top 10 Most Popular Games” award from the China Game Industry Annual Conference (CGIAC) for two consecutive years, in 2005 and 2006. Stone Age 2, from CDC Games, also received the award for “Most Anticipated Game of 2007” from CGIAC. In March 2007, the company announced the formation of CDC Games Studio, funded by up to $100 million, to establish strategic relationships with selected games development partners to accelerate the development of new, original online games for China and other targeted global geographies.

About Auran

Established in 1995, Auran is one of Australia’s oldest and largest game studios and has won numerous technology awards. Boasting a team of internationally experienced developers, Auran’s staff have worked on a titles including: Asheron’s Call 1 & 2, Star Wars Galaxies, Ultima Online, Mythica, Middle Earth Online, Need for Speed Underground, Magic and Mayhem and many more.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding the ability of such investment to provide innovative and popular online games for the China and India markets, the ability of such investment to fuel growth, the track record of Auran delivering popular and innovative games, the anticipated launch dates for future games by CDC Games, and other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; (b) the ability to make changes in business strategy, development plans and product offerings to respond to the needs of current, new and potential customers, suppliers and strategic partners; (c) the effects of restructurings and rationalization of operations; (d) the ability to address technological changes and developments including the development and enhancement of products; (e) the ability to develop and market successful MMORPGS; and (f) the entry of new competitors and their technological advances. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2005 on Form 20-F filed on June 21, 2006. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

For further information, please contact:

Public Relations

Scot McLeod
CDC Corporation
678-259-8625
Email: scotmcleod@cdcsoftware.com

Investor Relations

Monish Bahl
CDC Corporation
678-259-8510
Email: Monish.bahl@cdcsoftware.com